EXHIBIT 99.2
Management’s Discussion and Analysis of Financial Results
July 29, 2009
PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2009 includes material information up to July 29, 2009. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with non-GAAP measures such as net operating income and funds from operations reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 55 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 30. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. Throughout our MD&A, we use the term “proportional” (as shown in italics) to reflect a proportionate consolidation of our 47% effective interest in the U.S. Office Fund. Proportionate amounts disclosed are non-GAAP financial measures and are based on our calculations.
At June 30, 2009, the book value of Brookfield Properties’ assets was $19.6 billion. During the three months ended June 30, 2009 we generated $60 million of net income ($0.15 per diluted share) and $148 million of funds from operations ($0.38 per diluted share). During the six months ended June 30, 2009 we generated $98 million of net income ($0.25 per diluted share) and $275 million of funds from operations ($0.70 per diluted share).

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2009	2008	2009	2008

Total revenue	$619	$716	$1,211	$1,367
Net income	60	45	98	68
Net income per share — diluted	0.15	0.11	0.25	0.17
Common share dividends paid per share	0.14	0.14	0.28	0.28
Funds from operations	148	157	275	283
Funds from operations per share — diluted	$0.38	$0.40	$0.70	$0.72

	Jun. 30, 2009	Dec. 31, 2008

Total assets	$19,576	$19,440
Commercial properties	14,914	14,901
Commercial property debt	11,674	11,505
Shareholders’ equity	3,401	3,410
Book value per share	8.73	8.75

COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 108 properties totaling 75 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management including the refinancing of mature properties;
•	Monetizing development assets as the economy rebounds and supply constraints create opportunities; and
•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.

The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,881	2,005	$875	$674	$201
Downtown New York, New York	5	10,315	9,359	2,902	1,826	1,076
Boston, Massachusetts	2	2,266	2,266	831	576	255
Washington, D.C.	6	2,300	2,300	675	498	177
Toronto, Ontario	8	5,440	4,637	961	516	445
Calgary, Alberta	7	6,326	3,164	421	395	26
Denver, Colorado	1	1,830	1,830	275	160	115
Houston, Texas	1	892	892	154	100	54
Other	2	926	926	103	102	1
Corporate debt	—	—	—	—	426	(426)

	34	33,176	27,379	7,197	5,273	1,924

U.S. Office Fund
Midtown New York, New York	1	1,557	777	639	189	450
Downtown New York, New York	2	3,685	3,685	1,281	394	887
Washington, D.C.	22	4,289	4,110	1,122	368	754
Houston, Texas	8	8,226	7,575	1,129	240	889
Los Angeles, California	6	5,686	5,452	1,266	361	905

U.S. Office Fund — Managed	39	23,443	21,599	5,437	1,552	3,885

Midtown New York, New York	3	2,125	1,395	596	119	477
Los Angeles, California	16	5,149	5,149	1,339	57	1,282

U.S. Office Fund — Non-Managed	19	7,274	6,544	1,935	176	1,759

Corporate Fund debt	—	—	—	—	3,957	(3,957)

	58	30,717	28,143	7,372	5,685	1,687

Canadian Office Fund
Toronto, Ontario	3	3,697	924	228	85	143
Calgary, Alberta	1	378	95	17	18	(1)
Ottawa, Ontario	6	2,777	694	85	20	65
Other	2	712	179	15	17	(2)

	12	7,564	1,892	345	140	205

Continuing Operations	104	71,457	57,414	$14,914	$11,098	$3,816
Discontinued Operations(2)	4	3,051	3,051	276	187	89

	108	74,508	60,465	$15,190	$11,285	$3,905
Office development sites		15,937	14,723	1,171	576	595
Redevelopment sites		269	269	154	—	154

Total		90,714	75,457	$16,515	$11,861	$4,654

(1)	Represents consolidated interest before non-controlling interests

(2)	RBC Plaza and 33 South Sixth Street in Minneapolis are currently classified as discontinued operations
We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 108 commercial office properties, 27 are wholly owned, 11 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We fully consolidate this fund.

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:
•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wells Fargo/Wachovia, CIBC, RBC Financial Group, Bank of Montreal and Petro-Canada. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 47.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 8% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, approximately 6% of our leases, on average, mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston

			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	4,093	6.3		683	10.5		245	1.8		253	12.7
Remainder 2009	1,040	1.6	$22	258	4.0	$19	59	0.4	$25	15	0.8	$30
2010	3,288	5.1	22	395	6.1	32	334	2.4	18	149	7.5	30
2011	4,593	7.1	25	132	2.0	36	662	4.8	35	454	22.8	43
2012	5,731	8.8	21	449	6.9	30	435	3.2	12	48	2.4	24
2013	11,181	17.2	29	751	11.5	34	4,761	34.7	35	32	1.6	28
2014	3,968	6.1	25	246	3.8	27	421	3.1	36	32	1.6	38
2015	6,958	10.7	21	344	5.3	29	2,172	15.8	20	3	0.2	45
2016 & beyond	24,135	37.1	30	3,269	49.9	51	4,630	33.8	34	1,004	50.4	31
Parking	9,521	—	—	36	—	—	281	—	—	276	—	—

	74,508	100.0		6,563	100.0		14,000	100.0		2,266	100.0

Average market net rent			$28			$50			$28			$28

Average market gross rent			$46			$75			$48			$48

(1)	Net rent at expiration of lease

	Washington, D.C.			Houston			Los Angeles

			Net Rent			Net Rent			Net Rent
	000’s		Per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	476	8.5		503	6.1		1,409	16.2
Remainder 2009	282	5.0	$24	40	0.5	$14	166	1.9	$23
2010	264	4.7	22	295	3.6	12	823	9.5	21
2011	201	3.6	27	784	9.5	14	868	10.0	21
2012	624	11.1	23	1,103	13.3	12	1,461	16.8	24
2013	418	7.4	26	770	9.3	12	894	10.3	30
2014	1,240	22.1	26	389	4.7	12	833	9.6	26
2015	313	5.6	35	906	10.9	14	408	4.7	25
2016 & beyond	1,801	32.0	44	3,490	42.1	19	1,834	21.0	28
Parking	970	—	—	838	—	—	2,139	—	—

	6,589	100.0		9,118	100.0		10,835	100.0

Average market net rent			$32			$22			$23

Average market gross rent			$52			$34			$37

(1)	Net rent at expiration of lease

	Toronto			Calgary			Ottawa

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	233	3.1		10	0.2		9	0.5
Remainder 2009	82	1.1	$32	20	0.4	$38	14	0.8	$12
2010	536	7.0	24	181	3.2	22	9	0.5	27
2011	522	6.9	24	680	12.0	25	9	0.5	14
2012	763	10.0	23	461	8.1	26	13	0.7	14
2013	1,466	19.2	25	502	8.8	28	1,135	65.0	17
2014	288	3.8	27	150	2.6	33	9	0.5	22
2015	744	9.8	25	1,181	20.8	26	543	31.0	12
2016 & beyond	2,984	39.1	20	2,496	43.9	27	6	0.5	26
Parking	1,519	—	—	1,023	—	—	1,030	—	—

	9,137	100.0		6,704	100.0		2,777	100.0

Average market net rent			$22			$33			$19

Average market gross rent			$44			$47			$33

(1)	Net rent at expiration of lease

	Denver			Minneapolis			Other

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	46	3.4		197	7.8		29	2.3
Remainder 2009	34	2.6	$19	39	1.5	$9	31	2.5	$13
2010	85	6.4	21	62	2.5	11	155	12.4	12
2011	97	7.3	20	42	1.7	14	142	11.3	15
2012	88	6.6	19	196	7.7	17	90	7.2	15
2013	152	11.5	23	195	7.7	7	105	8.4	17
2014	133	10.0	17	184	7.3	15	43	3.4	12
2015	60	4.5	20	142	5.6	3	142	11.3	18
2016 & beyond	632	47.7	22	1,473	58.2	13	516	41.2	12
Parking	503	—	—	521	—	—	385	—	—

	1,830	100.0		3,051	100.0		1,638	100.0

Average market net rent			$20			$15			$22

Average market gross rent			$32			$27			$39

(1)	Net rent at expiration of lease

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have four projects under development and one project under redevelopment, as outlined on page 16 of this MD&A.
The following table summarizes our commercial development projects at June 30, 2009:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s)	Region	Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	(48)	384
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	—	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	—	600

			8		12,160	11,379	(498)	10,881

U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(535)	465
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	100%	500	500	(267)	233
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	600	600	(321)	279
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100	1,100	(587)	513

			4		3,200	3,200	(1,710)	1,490

Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

			13		15,937	14,723	(2,224)	12,499

Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(143)	126

Total development and redevelopment			14		16,206	14,992	(2,367)	12,625

(1)	Represents the company’s consolidated interest before non-controlling interests
RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.
We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

The following table summarizes our residential land development at June 30, 2009:

	Under Development		Housing Inventory		Held for Development

	Number of	Book	Number of	Book	Number of	Book
($ in Millions)	Lots/Acres	Value	Units	Value	Acres	Value

Single Family (Lots)
Alberta	2,531	$256	118	$15	6,188		$434
Ontario	53	3	365	41	1,892		58
Colorado	997	57	¯	¯	2,628		153
Texas	105	5	¯	¯	4,063		112
Missouri	94	3	¯	¯	205		11

Total Single Family (Lots)	3,780	$324	483	$56	14,976		$768
Total Single Family (Acre Equivalent)(1)	662

Multi-Family and Commercial (Acres)
Alberta	140	$46	212	$40	¯	$	¯
Colorado	10	2	¯	¯	¯		¯
Texas	1	¯	¯	¯	¯		¯

Total Multi-Family and Commercial (Acres)	151	$48	212	$40	¯	$	¯

Total Book Value Land Under Development		$372		$96			$768

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;
•	Net operating income;
•	Funds from operations per share;
•	Overall indebtedness level;
•	Weighted average cost of debt; and
•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with GAAP, net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 30 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $19.6 billion at June 30, 2009, up $0.2 billion as compared to December 31, 2008 largely as a result of the strengthening of the Canadian dollar. The following is a summary of our assets:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Jun. 30, 2009	Jun. 30, 2009	Dec. 31, 2008

Commercial properties	$11,006	$14,914	$14,901
Commercial developments	1,190	1,325	1,225
Residential developments	1,236	1,236	1,196
Receivables and other	873	926	918
Intangible assets	356	596	637
Restricted cash and deposits	65	82	116
Cash and cash equivalents	176	202	157
Assets related to discontinued operations(2)	295	295	290

Total	$15,197	$19,576	$19,440

(1)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(2)	Includes $276 million of commercial properties and $19 million of other assets associated with discontinued operations at June 30, 2009 (December 31, 2008 — $271 million and $19 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $14.9 billion as at June 30, 2009 consistent with the balance at December 31, 2008. The consolidated carrying value of our North American commercial properties is approximately $260 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties'	Jun. 30, 2009		Dec. 31, 2008
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.

Midtown, New York, New York	4,438	2,782	$1,514	$544	$1,523	$547
Downtown, New York, New York	14,000	13,044	4,183	321	4,206	322
Boston, Massachusetts	2,266	2,266	831	367	825	364
Washington, D.C.	6,589	6,410	1,797	280	1,801	281
Houston, Texas	9,118	8,467	1,283	152	1,290	152
Los Angeles, California	5,686	5,452	1,266	232	1,261	231
Toronto, Ontario	9,137	5,561	1,189	214	1,147	206
Calgary, Alberta	6,704	3,259	438	134	421	129
Ottawa, Ontario	2,777	694	85	122	81	117
Denver, Colorado	1,830	1,830	275	150	274	150
Other	1,638	1,105	118	107	114	103

Total Managed	64,183	50,870	12,979	255	12,943	254

Midtown, New York, New York	2,125	1,395	596	427	603	432
Los Angeles, California	5,149	5,149	1,339	260	1,355	267

Total Non-Managed	7,274	6,544	1,935	296	1,958	303

Continuing operations	71,457	57,414	14,914	260	14,901	260
Discontinued operations	3,051	3,051	276	90	271	89

Total	74,508	60,465	$15,190	$251	$15,172	$251

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs for the three and six months ended June 30, 2009 totaled $30 million and $68 million, respectively, compared with the $17 million and $35 million during the same periods in 2008, respectively.

Tenant installation costs are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Leasing commissions	$3	$4	$17	$9
Tenant improvements	27	13	51	26

Total	$30	$17	$68	$35

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and six months ended June 30, 2009 totaled $16 million and $25 million, respectively, compared with $19 million and $31 million during the same periods in 2008, respectively. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The decrease in capital expenditures is due primarily to a reduction in capital projects as compared to the prior year. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. For the three and six months ended June 30, 2009, $5 million and $7 million of our total capital expenditures are recoverable, compared to $6 million and $9 million during the same periods in 2008, respectively.
ASSETS RELATED TO DISCONTINUED OPERATIONS
At June 30, 2009 and at December 31, 2008, four properties met the criteria for being classified as discontinued operations; the RBC Plaza buildings, including Gaviidae I and II, and 33 South Sixth Street in Minneapolis. At June 30, 2009, we have reclassified $295 million of assets (December 31, 2008 — $290 million) and $202 million of liabilities (December 31, 2008 — $217 million) to assets and liabilities related to discontinued operations, respectively, in connection with these properties.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of development land and infrastructure was $1,325 million at June 30, 2009, an increase of $100 million from $1,225 million at December 31, 2008. The increase is primarily attributable to continued active construction at a number of development sites as well as the impact of foreign exchange, offset by the reclassification of Waterview, which consists of residential condominiums and a hotel in Washington D.C., to other assets.
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Jun. 30, 2009	Dec. 31, 2008

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$596	$510
Reston Crescent, Washington, D.C.	1,000	185	73	70
77 K Street, Washington, D.C.	327	327	46	44
Bankers Court, Calgary	500	265	50	40

	4,427	1,937	765	664
Planning
Manhattan West, New York	5,400		278	269
Herald Site, Calgary	1,200		51	47
Others			77	75
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,100
Allen Center Clay Street, Houston	600
1501 Tremont Place, Denver	733
Block 173, Denver	600
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

Total developments	15,937	1,937	1,171	1,055

Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	154	151
Reclassified to other assets
Waterview, Washington, D.C.(1)				19

Total developments and redevelopments	16,206	2,206	$1,325	$1,225

(1)	During the first quarter of 2009, this property was reclassified to other assets

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following is a summary of the development activity currently taking place:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is substantially complete. Phase I represents 1.2 million square feet of a three-phase project that is expected to total 2.6 million square feet and be ready for tenancy at the end of 2009. Due to the continuous construction on Phase I as well as the impact of foreign exchange, the book value of this site has increased by $86 million since December 31, 2008.
•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is substantially complete on Two Reston Crescent, an 185,000 square foot building. As a result of construction progress to date, the book value of this project has increased by $3 million since December 31, 2008.
•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is substantially complete and the building is 100% leased. The book value of this site has increased by $10 million since December 31, 2008.
•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. As a result of capitalized costs and active construction, the book value of this site has increased by $2 million since December 31, 2008. Construction on this site is substantially complete.
•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. This site was reclassified to redevelopment in the third quarter of 2007. The book value increased by $3 million since December 31, 2008 as a result of capitalized costs. Construction on this site is substantially complete.
Expenditures for development and redevelopment of commercial properties totaled $49 million and $91 million in the three and six months ended June 30, 2009, respectively, compared with $98 million and $186 million during the same periods in 2008, respectively. The decrease is due to lower construction costs as a result of reaching substantial completion on a number of projects as mentioned above.
The details of development and redevelopment expenditures are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Construction costs	$28	$83	$58	$154
Interest capitalized	13	15	25	31
Property taxes and other	—	—	—	1
Tenant improvements	8	—	8	—

Total	$49	$98	$91	$186

Further details on our active developments as at June 30, 2009 are as follows:

	Square Feet
	Currently		Owned Interest(1)
	Under	Expected			Estimated	Total		Estimated
	Construction	Date of	%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)	Completion	Pre-leased	to Date	Investment	Loan	Drawn	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Complete(2)	73%	$441	$465	$361	$279	$33
Reston Crescent, Washington, D.C.	185	Complete(2)	31%	47	64	—	—	4
77 K Street, Washington, D.C.	327	Complete(2)	—	46	64	52	33	5
Bankers Court, Calgary	265	Complete(2)	100%	50	52	42	37	4

Total	1,937			$584	$645	$455	$349	$46

Redevelopments
1225 Connecticut, Washington, D.C.	269	Complete(2)	100%	154	175	—	—	12

Total	2,206			$738	$820	$455	$349	$58

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Substantially complete as at June 30, 2009

RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at June 30, 2009 was $1,236 million, compared with $1,196 million at the end of 2008. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2008.
The details of our residential development property portfolio are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Under development	$372	$390
Housing inventory	96	88
Held for development	768	718

Total	$1,236	$1,196

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Jun. 30, 2009	Dec. 31, 2008	Jun. 30, 2009	Dec. 31, 2008

Single Family (Lots)
Alberta	2,531	2,960	$256	$267
Ontario	53	180	3	7
Colorado	997	998	57	60
Texas	105	106	5	5
Missouri	94	94	3	5

Total Single Family (Lots)	3,780	4,338	$324	$344

Total Single Family (Acre Equivalent)(1)	662	744

Multi-Family and Commercial (Acres)
Alberta	140	141	$46	$44
Colorado	10	10	2	1
Texas	1	6	—	1

Total Multi-Family and Commercial (Acres)	151	157	$48	$46

Total Book Value Land Under Development			$372	$390

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Jun. 30, 2009	Dec. 31, 2008	Jun. 30, 2009	Dec. 31, 2008

Single Family
Alberta	118	86	$15	$14
Ontario	365	388	41	40

	483	474	56	54
Multi-Family
Alberta	212	173	40	34

Total	695	647	$96	$88

	Number of Acres		Book Value (Millions)
Held for Development	Jun. 30, 2009	Dec. 31, 2008	Jun. 30, 2009	Dec. 31, 2008

Alberta	6,188	6,200	$434	$408
Ontario	1,892	1,854	58	46
Colorado	2,628	2,628	153	146
Texas	4,063	3,734	112	99
Missouri	205	221	11	19

Total	14,976	14,637	$768	$718

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased slightly to $926 million at June 30, 2009 from $918 million at December 31, 2008 . The variance is primarily the result of the impact of foreign exchange offset by the repayment of a real estate mortgage receivable balance.
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Accounts receivable	$122	$137
Straight-line rent and free rent receivables	422	409
Real estate mortgages	—	21
Residential receivables and other assets	252	241
Prepaid expenses and other assets	130	110

Total	$926	$918

INTANGIBLE ASSETS
We have $596 million of lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related accumulated amortization at June 30, 2009 (December 31, 2008 — $637 million), which resulted from acquisitions of individual commercial properties and portfolios in recent years.
The components of intangible assets are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$386	$382
Tenant relationships	460	499
Above-market leases and below-market ground leases	62	66

	$908	$947
Less accumulated amortization
Lease originations costs	(187)	(151)
Tenant relationships	(106)	(138)
Above-market leases and below-market ground leases	(19)	(21)

Total net	$596	$637

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $82 million at June 30, 2009 from $116 million at December 31, 2008. The decrease is principally a result of the payment of property tax escrows related to certain of our properties during 2009.
CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at June 30, 2009, cash balances increased to $202 million from $157 million at December 31, 2008 principally as a result of cash advances on our revolving credit lines, offset by cash utilized in our active development and redevelopment activities.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $19.6 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Jun. 30, 2009	Jun. 30, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	$8,661	$11,674	$11,505
Accounts payable and other liabilities	998	1,181	1,241
Intangible liabilities	390	638	707
Future income tax liability	234	234	174
Liabilities related to discontinued operations(2)	202	202	217
Capital securities — corporate	923	923	882
Capital securities — fund subsidiaries	—	427	711
Non-controlling interests — fund subsidiaries	—	508	212
Non-controlling interests — other subsidiaries	60	60	68
Preferred equity — subsidiaries	328	328	313

Shareholders’ equity
Preferred equity — corporate	45	45	45
Common equity	3,356	3,356	3,365

Total	$15,197	$19,576	$19,440

(1)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(2)	Includes $187 of commercial property debt and $15 million of other liabilities related to discontinued operations at June 30, 2009 (December 31, 2008 — $199 and $18 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.7 billion at June 30, 2009, compared with $11.5 billion at December 31, 2008. The increase is attributable to additional advances on our Corporate Revolver, various refinancings, and the impact of foreign exchange. These increases were offset by principal amortization payments. Commercial property debt at June 30, 2009 had a weighted average interest rate of 4.81% (December 31, 2008 — 5.07%). The decrease is largely attributable to the reduction in LIBOR during the first half of 2009, as $2.7 billion of our floating rate debt within the U.S. Office Fund and more than $1.1 billion of floating rate debt outside of the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At June 30, 2009, the average term to maturity of our commercial property debt was six years, compared to our average lease term of seven years.

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we have had success in refinancing or extending $765 million of commercial property debt during the first six months of 2009. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets. The details are as follows:

					Balance at
(Millions)		Interest Rate %	Maturity Date	Mortgage/Loan	Jun. 30, 2009(1)

First Quarter
Corporate Revolver	Refinanced	LIBOR + 375bps	June 2011	$388	$322
Bethesda Crescent	Extended	6.90%	April 2011	33	32
Two Ballston Plaza	Extended	6.90%	April 2011	25	24

Second Quarter
2000 L Street	Refinanced	LIBOR + 400bps	April 2014	56	55
RBC Plaza	Refinanced	LIBOR + 350bps	April 2012	70	69
Petro-Canada Centre	Refinanced	6.38%	June 2014	188	188
Enbridge Tower	Refinanced	6.50%	July 2019	5	5

Total				$765	$695

(1)	Net of transaction costs
We have $688 million of committed corporate credit facilities consisting of a $388 million revolving credit facility and a $300 million line from Brookfield Asset Management (“BAM”). At June 30, 2009, the balance drawn on these facilities, was $322 million and nil, respectively (balances drawn at December 31, 2008 were $221 million and nil, respectively). Interest expense related to the line from BAM totaled $0.5 million and $1 million for the three and six months ended June 30, 2009, respectively, compared to nil and nil for the same periods in 2008. At the time of the Trizec acquisition, we obtained a new $600 million term loan facility at a rate of LIBOR + 275 basis points. The outstanding balance at June 30, 2009 on this facility was $104 million (December 31, 2008 — $104 million) and matures on September 30, 2009.
As at June 30, 2009, we had $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil and nil for the three and six months ended June 30, 2009, respectively (2008 — nil and nil, respectively).

The details of commercial property debt at June 30, 2009 are as follows:

				Jun. 30, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date	Proportional(3)	Consolidated	Mortgage Details

Direct
West 31st Street(4)	New York	1.86	October 2009	$105	$105	Partial-recourse, floating rate
RBC Plaza(5)	Minneapolis	6.00	December 2009	29	29	Non-recourse, fixed rate
77 K Street(4)	Washington, D.C.	4.43	April 2010	33	33	Non-recourse, fixed rate
Bay Adelaide Centre(4)(6)	Toronto	1.78	July 2010	279	279	Non-recourse, floating rate
Bankers Court(4)	Calgary	1.89	October 2010	37	37	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February 2011	224	224	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March 2011	29	29	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August 2011	61	61	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September 2011	100	100	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November 2011	75	75	Non-recourse, fixed rate
300 Madison Avenue	New York	1.35	April 2012	50	50	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April 2012	52	52	Non-recourse, fixed rate
RBC Plaza(5)	Minneapolis	5.50	April 2012	69	69	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May 2012	102	102	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October 2012	19	19	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February 2013	19	19	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April 2013	286	286	Non-recourse, fixed rate
Hudson’s Bay Centre (7)	Toronto	5.20	May 2013	94	94	Non-recourse, fixed rate
75 State Street	Boston	5.50	June 2013	296	296	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September 2013	354	354	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September 2013	209	209	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October 2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October 2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November 2013	146	146	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April 2014	160	160	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.38	June 2014	188	188	Partial recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	September 2014	123	123	Non-recourse, fixed rate
Two World Financial Center	New York	10.80	September 2014	117	117	Non-recourse, floating rate
53 State Street	Boston	5.96	August 2016	280	280	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	October 2016	53	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February 2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September 2017	837	837	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April 2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October 2020	17	17	Non-recourse, fixed rate
33 South Sixth Street(5)	Minneapolis	8.72	May 2028	89	89	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December 2028	152	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April 2032	400	400	Non-recourse, fixed rate

Total Direct		6.01		$5,610	$5,610

U.S. Office Fund
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	July 2009	$60	$97	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	July 2009	11	17	Non-recourse, floating rate
1250 Connecticut(8)	Washington, D.C.	6.00	July 2009	28	44	Non-recourse, floating rate
Waterview	Washington, D.C.	2.32	August 2010	3	5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April 2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April 2011	20	32	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November 2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.37	May 2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October 2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	68	109	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.32	April 2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July 2014	117	189	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	—	108	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	143	231	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	27	44	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	244	394	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May 2011	143	305	Non-recourse, fixed rate
U.S. Fund corporate debt(9)	—	2.82	October 2011	1,287	3,059	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.07	October 2011	279	593	Non-recourse, floating rate

Total U.S. Office Fund		3.83		$2,672	$5,685

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $47 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(4)	Development debt

(5)	Commercial property debt of $187 million relates to discontinued operations

(6)	Has two one-year extension options available at maturity. The criteria to extend the first option to 2011 has been met as of June 30, 2009

(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met

(8)	Property debt is cross-collateralized

(9)	As at June 30, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

				Jun. 30, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date	Proportional(3)	Consolidated	Mortgage Details

Canadian Office Fund
Place de Ville I	Ottawa	7.81	November 2009	$5	$5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	51	51	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	10	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	24	24	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	18	18	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	12	12	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July 2019	5	5	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	14	14	Non-recourse, fixed rate

Total Canadian Office Fund		6.77		$140	$140

Corporate
Term Facility	—	3.06	September 2009	$104	$104	Recourse, floating rate
Corporate Revolver(4)	—	4.15	December 2010	—	—	Recourse, floating rate
Corporate Revolver	—	4.06	June 2011	322	322	Recourse, floating rate

Total Corporate				$426	$426

Total Commercial Property Debt		4.81		$8,848	$11,861

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $47 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(4)	Represents corporate line from BAM
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Jun. 30, 2009

Remainder 2009	$77	$453	$530	5.21%
2010	179	354	533	3.49%
2011(3)	207	4,834	5,041	3.37%
2012	204	248	452	6.05%
2013	64	1,313	1,377	5.88%
2014 and thereafter	665	3,263	3,928	5.89%

Total commercial property debt	$1,396	$10,465	$11,861	4.81%

(1)	Paid through our annual cash flows

(2)	Includes $187 million of commercial property debt related to discontinued operations at June 30, 2009 (December 31, 2008 -$199 million)

(3)	Corporate mezzanine debt of $3,059 million within the U.S. Office Fund matures in 2011
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,861	$530	$5,574	$1,829	$3,928
Residential development debt	477	410	64	3	—
Capital securities — corporate	923	—	172	173	578
Interest expense(2)
Commercial property debt	2,714	362	931	546	875
Capital securities — corporate	250	25	92	75	59
Capital securities — fund subsidiaries(3)	121	14	56	51	—
Minimum rental payments — ground leases(4)	1,475	14	54	55	1,352

(1)	Net of transaction costs and includes $187 million of debt associated with discontinued operations

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Excludes redeemable equity interests

(4)	Represents payments on properties situated on land held under leases or other agreements

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 23.75% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 23 to our consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,181 million at June 30, 2009, compared with $1,241 million at December 31, 2008. Accounts payable and accrued liabilities decreased to $509 million from $598 million at December 31, 2008 primarily due to the settlement of accrued interest payable associated with debt securities within the U.S. Office Fund in conjunction with the reorganization of ownership interests in the Fund. There was also a reduction in our residential payables as a result of slowing activity in that business. Land development debt increased to $477 million from $434 million at December 31, 2008. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 2.96% at June 30, 2009 (December 31, 2008 — 3.87%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$509	$598
Straight-line rent payable	76	70
Residential payables and accrued liabilities	119	139
Land development debt	477	434

Total	$1,181	$1,241

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$960	$996
Above-market ground lease obligations	39	40

	999	1,036

Less accumulated depreciation
Below-market leases	(353)	(322)
Above-market ground lease obligations	(8)	(7)

Total net	$638	$707

FUTURE INCOME TAXES
At June 30, 2009, we had a future income tax liability of $234 million broken out as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$189	$170
Future income tax liabilities related to difference in tax and book basis, net	(423)	(344)

Total net	$(234)	$(174)

Together with our Canadian subsidiaries, we have future income tax assets of $39 million (December 31, 2008 — $45 million) that relate to non-capital losses which expire over the next 20 years and $89 million (December 31, 2008 — $73 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $61 million (December 31, 2008 — $52 million) that relate to net operating losses which expire over the next 20 years.

In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The REIT election was effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company believes that BPI substantially met the qualifications for REIT status as of December 31, 2008 and intends for it to satisfy all such qualifications in the future.
The company believes that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years.
Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.
CAPITAL SECURITIES — CORPORATE
Pursuant to CICA Handbook section 3862, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2009(1)	Dec. 31, 2008(1)

Class AAA Series E(2)	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	6.00%	173	163
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	171	162
Class AAA Series I	8,000,000	5.20%	172	164
Class AAA Series J	8,000,000	5.00%	171	163
Class AAA Series K	6,000,000	5.20%	127	121

Total			$923	$882

(1)	Net of transaction costs of $5 million and $6 million at June 30, 2009 and December 31, 2008, respectively (2) Owned by BAM; balance has been offset with a promissory note receivable from BAM

For redemption dates, refer to Note 15 of our 2008 consolidated financial statements in our Annual Report

For details regarding the terms on our capital securities — corporate, refer to our Annual Information Form
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Debt securities	$—	$240
Redeemable equity interests	427	471

Total	$427	$711

During the second quarter of 2009, the company restructured its U.S. Office Fund. As a result of the restructure, the pre-existing debt securities on the company’s books have been converted to non-controlling interests — fund subsidiaries. Before the restructure, debt securities consisted of partner contributions to the U.S. Office Fund by way of an unsecured debenture.
Redeemable equity interests include $410 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). The balance of redeemable equity interests is comprised of $17 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At June 30, 2009, non-controlling interests — fund subsidiaries was $508 million (December 31, 2008 — $212 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium. The increase over December 31, 2008 represents the conversion of pre-existing debt securities as a result of the restructure of the U.S. Office Fund referred to above.

NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, our residential subsidiary, Carma Inc., consolidates UCAR Development LLC, a joint venture in which it holds a 50% interest.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Jun. 30, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.3%	$37	$45
Limited partnership units of Brookfield Financial Properties	0.6%	14	13
UCAR joint venture	50.0%	9	10

Total		$60	$68

(1)	Canadian dollar denominated
Non-controlling interests in BPO Properties decreased to $37 million at June 30, 2009, from $45 million at December 31, 2008, primarily due to a special dividend paid during the second quarter as well as the impact of foreign exchange.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $328 million of preferred equity outstanding at June 30, 2009 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Jun. 30, 2009	Dec. 31, 2008

	1,805,489	Series G	70% of bank prime	$39	$37
	3,816,527	Series J	70% of bank prime	82	78
	300	Series K	30-day BA + 0.4%	129	124
	2,847,711	Series M	70% of bank prime	61	58
	800,000	Series N	30-day BA + 0.4%	17	16

Total				$328	$313

During the three and six months ended June 30, 2009, dividends of $1 million and $3 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $4 million and $8 million during the same periods in 2008.
PREFERRED EQUITY — CORPORATE
At June 30, 2009 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form
During the three and six months ended June 30, 2009, we paid preferred dividends of nil and $1 million, respectively, consistent with the same periods in 2008.

COMMON EQUITY
As at June 30, 2009, we had 391,326,494 issued and outstanding common shares. On a diluted basis, we had 407,178,966 common shares outstanding, calculated as follows:

	Jun. 30, 2009	Dec. 31, 2008

Common shares outstanding	391,326,494	391,118,440
Unexercised options	15,852,472	9,718,216

Common shares outstanding — diluted(1)	407,178,966	400,836,656

Common shares repurchased	—	2,268,600

(1)	Includes all potential common shares at June 30, 2009 and December 31, 2008
We did not purchase any shares during the first six months of 2009. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.
At June 30, 2009, the book value of our common equity was $3.4 billion, compared with a market equity capitalization of approximately $3.1 billion, calculated as total common shares outstanding multiplied by $7.97, the closing price per common share on the New York Stock Exchange on June 30, 2009.
Our book value per share is calculated as follows:

(Millions, except per share information)	Jun. 30, 2009	Dec. 31, 2008

Shareholders’ equity	$3,401	$3,410
Less: preferred equity	(45)	(45)

	3,356	3,365
Add: option proceeds(1)	198	144

Fully diluted common shareholders’ equity	3,554	3,509
Fully diluted common shares outstanding	407.2	400.8

Book value per share	$8.73	$8.75

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
Like most commercial real estate companies within our peer group, our share price has traded down materially since the latter part of 2008. Compounding the decline in 2008 and the beginning of 2009 across most major indices, commercial real estate was hit particularly hard as a result of perceived pressures on balance sheet liquidity from financing risk. In addition, companies with tenant exposure concentrated in financial service focused markets, like New York, experienced additional share price pressure. We have also seen continued downward pressure on the market values of commercial real estate. As a result of this, at June 30, 2009 our book value per share of $8.73 exceeded our market value per share. In evaluating whether the current trading price of our shares, or the general economic environment, was indicative of carrying values not being recoverable, a detailed impairment analysis was prepared for each of our properties and inventory. The analysis confirmed that the carrying values of our assets are supported by the cashflows expected to be generated through their operations.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;
•	meet debt service requirements;
•	make dividend payments;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans; and
•	fund investing activities which could include:
•	discretionary capital expenditures;
•	repurchase of our stock; and
•	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.
Our principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:
•	cashflows from operations;
•	construction loans;
•	proceeds from asset sales; and
•	our credit facilities and refinancing opportunities.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.
Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.
The sustainability of our capital strategy has been demonstrated by the $765 million in debt financings completed in the first half of 2009, the proceeds from which were primarily used to refinance existing obligations.
We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

OPERATING RESULTS
NET INCOME
Our net income for the three and six months ended June 30, 2009 was $60 million ($0.15 per diluted share) and $98 million ($0.25 per diluted share), respectively, compared with $45 million ($0.11 per diluted share) and $68 million ($0.17 per diluted share) during the same periods in 2008. The increase in net income quarter over quarter is largely a result of:
•	a decrease in interest expense of $16 million ($0.04 per diluted share) as a result of reduced LIBOR rates on our floating rate debt;
•	a decrease of $12 million ($0.03 per diluted share) in depreciation and amortization expense;
•	a decrease of $3 million ($0.01 per diluted share) in general and administrative expenses;
•	a $49 million ($0.13 per diluted share) gain made up of a $10 million foreign currency translation gain as a result of a special dividend paid by one of our subsidiaries as well as a net dilution gain of $39 million in connection with the restructuring of the U.S. Office Fund, offset by:
•	a decrease of $3 million ($0.01 per diluted share) in commercial property operating income, primarily as a result of the impact of foreign exchange;
•	a decrease in residential operations of $22 million ($0.06 per diluted share) mainly due to decreased land sales and home closings as a result of the slowing economy and an oversupply of homes in the Alberta market as well as the impact of foreign exchange;
•	an increase in income tax expense of $30 million ($0.08 per diluted share) due to a change in the tax rates applicable to the temporary differences that lie in the U.S. Office Fund; and
•	a reduction of $13 million ($0.03 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Total revenue	$619	$716	$1,211	$1,367

Net operating income
Commercial property operations	338	341	665	681
Residential development operations	13	35	19	53
Interest and other income	14	15	23	28

	365	391	707	762

Expenses
Interest
Commercial property debt	135	151	267	313
Capital securities — corporate	14	15	26	30
Capital securities — fund subsidiaries	—	(4)	(6)	(12)
General and administrative	26	29	52	61
Non-controlling interests
Fund subsidiaries	6	(3)	13	(5)
Other subsidiaries	3	6	6	12
Depreciation and amortization	122	134	249	269
Future income taxes	51	21	57	30
Other	(49)	—	(49)	—

Net income from continuing operations	57	42	92	64
Discontinued operations(1)	3	3	6	4

Net income	$60	$45	$98	$68

Net income per share — diluted
Continuing operations	$0.14	$0.11	$0.23	$0.17
Discontinued operations	0.01	—	0.02	—

	$0.15	$0.11	$0.25	$0.17

Funds from operations per share — diluted
Continuing operations	$0.37	$0.39	$0.68	$0.70
Discontinued operations	0.01	0.01	0.02	0.02
Property disposition gains	—	—	—	—

	$0.38	$0.40	$0.70	$0.72

(1)	Refer to page 37 for further details on discontinued operations
Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2009	2008	2009	2008

Net income	$60	$45	$98	$68
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$60	$45	$97	$67

Weighted average shares outstanding — basic	391.1	392.9	391.1	393.0
Net income per share — basic	$0.15	$0.11	$0.25	$0.17

Weighted average shares outstanding — diluted	391.6	394.6	391.4	394.6
Net income per share — diluted	$0.15	$0.11	$0.25	$0.17

Weighted average shares outstanding — basic	391.1	392.9	391.1	393.0
Unexercised options	0.5	1.7	0.3	1.6

Weighted average shares outstanding — diluted	391.6	394.6	391.4	394.6

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Net income	$60	$45	$98	$68
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	122	134	249	269
Income taxes	51	21	57	30
Discontinued operations(1)	—	3	—	6
Non-controlling interests in above items(2)	(36)	(46)	(80)	(90)
Other(3)	(49)	—	(49)	—

Funds from operations	$148	$157	$275	$283

(1)	Represents depreciation and amortization, income taxes and dispositions related to discontinued operations

(2)	Includes non-cash component of capital securities — fund subsidiaries of $18 million and $37 million for the three and six months ended June 30, 2009 (2008 — $23 million and $45 million respectively)

(3)	Represents a foreign exchange gain in the current period of $10 million as well as a net gain on the restructuring of the U.S. Office Fund of $39 million
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2009	2008	2009	2008

Funds from operations	$148	$157	$275	$283
Preferred share dividends	—	—	(1)	(1)

	$148	$157	$274	$282

Funds from operations per share — diluted	$0.38	$0.40	$0.70	$0.72

REVENUE
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from continuing operations	$535	$555	$1,071	$1,104
Recurring fee income	9	13	17	23

Total commercial property revenue	544	568	1,088	1,127
Revenue from residential development operations	70	132	111	214

Revenue from commercial property and residential development operations	614	700	1,199	1,341
Interest and other	5	16	12	26

Total	$619	$716	$1,211	$1,367

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $338 million and $665 million in the three and six months ended June 30, 2009, respectively, compared with $341 million and $681 million during the same periods in 2008.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Commercial Property Revenue
Revenue from current properties	$493	$510	$992	$1,013
Straight-line rental income	7	10	11	19
Intangible amortization	35	35	68	72

Revenue from continuing operations	535	555	1,071	1,104
Recurring fee income	9	13	17	23

Total commercial property revenue	544	568	1,088	1,127
Property operating costs	(206)	(227)	(423)	(446)

Commercial property net operating income	$338	$341	$665	$681

Our Direct net operating income as well as our net operating income from our funds for the three and six month periods ended June 30, 2009 and 2008 is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Direct
Same property	$172	$182	$341	$360
Recurring fee income	7	10	12	17

	179	192	353	377

U.S. Fund
Same property	148	136	290	278
Recurring fee income	—	1	1	2

	148	137	291	280

Canadian Fund
Same property	9	10	17	20
Recurring fee income	2	2	4	4

	11	12	21	24

Total commercial property net operating income	$338	$341	$665	$681

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Discontinued operations
Revenue	$13	$23	$26	$46
Property operating expenses	(7)	(11)	(14)	(23)

Net operating income from discontinued operations	$6	$12	$12	$23

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the current global economic slowdown, we are at risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a small number of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income and lease termination and other income. Revenue from commercial properties totaled $544 million and $1,088 million during the three and six months ended June 30, 2009, respectively, compared with $568 million and $1,127 million during the same periods in 2008.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and six months ended June 30, 2009, we recognized $7 million and $11 million of straight-line rental revenue, respectively, as compared to $10 million and $19 million during the same periods in 2008.
Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $206 million and $423 million during the three and six months ended June 30, 2009, respectively, as compared to $227 million and $446 million during the same periods in 2008.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During the second quarter of 2009, occupancy decreased in almost all of our regions due to lease expiries and lease terminations, however, we have managed to reduce our 5-year rollover exposure by 240 basis points within our managed portfolio since the beginning of the year. At June 30, 2009, average in-place net rent throughout the portfolio was $23.25 per square foot compared with $23.35 per square foot at June 30, 2008.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at June 30, 2009:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	4,438	11.9	$42.26	$50
Downtown	13,719	7.5	27.25	28
Boston, Massachusetts	1,990	5.8	31.11	28
Washington, D.C.	5,619	6.4	25.28	32
Houston, Texas	8,280	6.4	12.79	22
Los Angeles, California	4,530	5.6	20.78	23
Toronto, Ontario	7,618	6.2	21.87	22
Calgary, Alberta	5,681	8.9	24.95	33
Ottawa, Ontario	1,747	4.6	15.66	19
Denver, Colorado	1,327	6.2	18.20	20
Minneapolis, Minnesota	2,530	8.9	9.05	15
Other	1,253	7.2	12.52	22

Total Managed	58,732	7.0	23.27	28

Midtown, New York	2,089	5.1	24.55	50
Los Angeles, California	4,166	4.7	22.35	23

Total Non-Managed	6,255	4.8	23.05	32

Total(1)	64,987	6.8	$23.25	$28

(1)	Excludes developments
Our total managed portfolio occupancy rate decreased by 120 basis points to 95.0% at June 30, 2009 compared with 96.2% at June 30, 2008 primarily due to lease expiries offset by lease renewals.
A summary of our occupancy levels at June 30 for the past two years is as follows:

	Jun. 30, 2009		Jun. 30, 2008
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	4,438	95.2	4,438	97.0
Downtown	13,719	98.2	13,719	99.2

Total New York, New York	18,157	97.5	18,157	98.6
Boston, Massachusetts	1,990	87.3	1,990	94.7
Washington, D.C.	5,619	91.5	5,619	91.5
Houston, Texas	8,280	93.9	8,280	95.8
Los Angeles, California	4,530	84.0	4,530	86.4
Toronto, Ontario	7,618	96.9	8,824	97.6
Calgary, Alberta	5,681	99.8	5,681	99.9
Ottawa, Ontario	1,747	99.5	1,750	99.7
Denver, Colorado	1,327	96.6	1,324	98.2
Minneapolis, Minnesota	2,530	92.2	2,530	92.6
Other	1,253	97.7	1,253	98.5

Total Managed	58,732	95.0	59,938	96.2

Midtown, New York	2,089	77.4	2,089	83.3
Los Angeles, California	4,166	83.6	4,094	87.3

Total Non-Managed	6,255	81.6	6,183	86.0

Total(1)	64,987	93.7	66,121	95.3

(1)	Excludes developments
During the six months ended June 30, 2009, we leased 2.5 million square feet of our managed space at an average leasing net rent of $17.33 per square foot. This included 1.9 million square feet of new leases and 0.6 million square feet of renewals. The average leasing net rent for the first half of the year was lower than in previous periods due to our largest lease (with Target Corp.) for nearly 900,000 square feet which was below the estimated market rent. Expiring net rent for our managed portfolio averaged $15.30 per square foot.

The details of our leasing activity for the six months ended June 30, 2009 are as follows:

	Dec. 31, 2008		Activities during the six months ended June 30, 2009					Jun. 30, 2009
				Average		Year One	Average
				Expiring		Leasing	Leasing
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Leasable	Leased
(Square feet in 000's)	Sq. Ft(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1)	Sq. Ft.(1)

New York, New York
Midtown	4,438	4,271	(93)	$33.61	48	$13.55	$13.55	4,438	4,226
Downtown	13,719	13,578	(341)	18.57	237	23.34	25.48	13,719	13,474
Boston, Massachusetts	1,990	1,877	(181)	23.15	41	34.84	35.16	1,990	1,737
Washington, D.C.	5,619	5,240	(265)	26.24	168	28.88	29.89	5,619	5,143
Houston, Texas	8,280	7,855	(244)	15.05	166	18.14	18.47	8,280	7,777
Los Angeles, California	4,530	3,972	(434)	13.05	265	19.87	22.87	4,530	3,803
Toronto, Ontario	7,618	7,454	(452)	13.95	383	13.86	14.48	7,618	7,385
Calgary, Alberta	5,681	5,674	(205)	22.15	202	30.08	30.08	5,681	5,671
Ottawa, Ontario	1,747	1,737	(22)	15.88	23	19.21	19.23	1,747	1,738
Denver, Colorado	1,327	1,299	(31)	23.08	13	21.33	23.08	1,327	1,281
Minneapolis, Minnesota	2,530	2,342	(929)	7.62	920	5.14	8.63	2,530	2,333
Other	1,253	1,232	(35)	14.72	27	22.24	22.30	1,253	1,224

Total Managed	58,732	56,531	(3,232)	15.30	2,493	15.09	17.33	58,732	55,792

Midtown, New York	2,089	1,629	(140)	30.35	129	20.17	20.60	2,089	1,618
Los Angeles, California	4,166	3,488	(253)	21.27	249	20.58	22.61	4,166	3,484

Total Non-Managed	6,255	5,117	(393)	24.63	378	20.43	21.88	6,255	5,102

Total(1)	64,987	61,648	(3,625)	$16.32	2,871	$16.00	$18.22	64,987	60,894

(1)	Excludes developments

(2)	Restated for remeasurements performed during the first quarter of 2009
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 29 years and manages in excess of 55,000 units in over 280 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.
The details of our fee income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Property management, leasing, project management and other fees	$4	$7	$8	$12
Brookfield Residential Services Ltd. fees	4	5	8	10
Brookfield LePage Johnson Controls	1	1	1	1

Total	$9	$13	$17	$23

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.
Our residential development operations contributed $13 million and $19 million of net operating income during the three and six months ended June 30, 2009, respectively, as compared to $35 million and $53 million during the same periods in 2008. The decrease is due mainly to decreased land sales and home closings caused by a slowing economy and an oversupply of homes in the Alberta market. Although there has been some impact to date on lot prices, housing sales prices have continued to decline in 2009 relative to 2008 bringing margins on home sales closer to historical levels.
The components of residential development net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Sales revenue	$70	$132	$111	$214
Operating costs	(57)	(97)	(92)	(161)

Total	$13	$35	$19	$53

Lot sales for the three and six months ended June 30, 2009 over the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended June 30	2009	2008	2009	2008	2009	2008

Single Family (Lots)
Alberta	307	376	$41	$63	$121	$169
Colorado	1	26	—	3	110	112
Texas	1	—	—	—	53	—

Total Single Family (Lots)	309	402	41	66

Total Single Family (Acre Equivalent)(1)	44	60
Multi-Family and Commercial (Acres) Alberta	—	11	—	12	—	1,031

Total Land Sales Revenue			$41	$78

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Six months ended June 30	2009	2008	2009	2008	2009	2008

Single Family (Lots)
Alberta	481	556	$60	$96	$118	$169
Ontario	—	—	—	—	—	105
Colorado	1	26	—	3	110	95
Texas	1	—	—	—	53	—

Total Single Family (Lots)	483	582	60	99

Total Single Family (Acre Equivalent)(1)	69	86
Multi-Family and Commercial (Acres)
Alberta	3	14	1	14	169	1,623
Texas	5	—	1	—	250	—

Total Land Sales Revenue			$62	$113

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Home sales for the three and six months ended June 30 over the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales
	(Units/Acres)		(Millions)		Revenue (Thousands)
Three months ended June 30	2009	2008	2009	2008	2009	2008

Single Family
Alberta	40	72	$10	$24	$247	$337
Ontario	21	31	5	11	235	349

	61	103	15	35
Multi-Family Alberta	60	59	14	19	226	321

Total	121	162	$29	$54

	Home Sales		Home Sales Revenue		Average Home Sales
	(Units/Acres)		(Millions)		Revenue (Thousands)
Six months ended June 30	2009	2008	2009	2008	2009	2008

Single Family
Alberta	64	151	$16	$51	$249	$341
Ontario	40	59	9	20	227	337

	104	210	25	71
Multi-Family
Alberta	102	92	24	30	233	325

Total	206	302	$49	$101

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $57 million and $92 million during the three and six months ended June 30, 2009, respectively, from $97 million and $161 million during the same periods in 2008. These costs decreased as a result of lower sales volume, declines in construction costs related to our home building operations as well as the impact of foreign exchange due to the decline in the Canadian dollar.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $14 million and $23 million during the three and six months ended June 30, 2009, respectively, compared to $15 million and $28 million during the same periods in 2008. The prior period included a one-time asbestos settlement in our favor of $7 million. The remainder of the decrease is attributable to a reduction in interest income as a result of a lower interest rate environment. Included in interest and other income is a foreign exchange gain related to the monetary asset position we carry on our Canadian denominated assets. The gain for the three and six months ended June 30, 2009 was $9 million and $11 million, respectively (2008 — losses of $1 million and gains of $2 million, respectively).
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt decreased to $135 million and $267 million during the three and six months ended June 30, 2009, respectively, from $151 million and $313 million during the same periods in 2008. This decrease is largely attributable to the benefit of lower LIBOR rates in 2009. Average LIBOR during the first half of 2009 was approximately 1.1% as compared to approximately 3.1% during the same period in 2008.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends recorded as interest expense under GAAP. This amount decreased to $14 million and $26 million during the three and six months ended June 30, 2009, respectively, from $15 million and $30 million during the same periods in 2008 due to foreign exchange fluctuations.

Capital securities — fund subsidiaries
Interest expense on capital securities — fund subsidiaries represents expenses related to the following interests in the U.S. Office Fund:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Interest on debt securities	$1	$7	$1	$13
Interest on redeemable equity interests	17	12	30	20

	18	19	31	33
Non-cash component(1)	(18)	(23)	(37)	(45)

Total	$—	$(4)	$(6)	$(12)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and six months ended June 30, 2009 were $26 million and $52 million, respectively, compared to $29 million and $61 million during the same periods in 2008. Included in general and administrative expenses is $4 million and $8 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and six months ended June 30, 2009, respectively (2008 — $5 million and $9 million, respectively).
NON-CONTROLLING INTERESTS
Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Non-controlling interests	$24	$20	$56	$40
Non-cash component(1)	(18)	(23)	(43)	(45)

Total	$6	$(3)	$13	$(5)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Other subsidiaries
Non-controlling interests — other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties.
For the three and six months ended June 30, 2009, dividends paid on shares issued by our subsidiaries decreased to $1 million and $3 million, respectively, from $4 million and $8 million during the same periods in 2008. Non-controlling interests in subsidiary earnings were $2 million and $3 million during the three and six months ended June 30, 2009, respectively, compared with $2 million and $4 million during the same periods in 2008.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended June 30		Six months ended June 30
(Millions)	Type	2009	2008	2009	2008

BPO Properties	Redeemable preferred shares(1)	$1	$4	$3	$8
BPO Properties	Participating Interests	2	2	3	4
Brookfield Financial Properties	Participating Interests	—	—	—	—

Total		$3	$6	$6	$12

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense for the three and six months ended June 30, 2009 decreased to $122 million and $249 million, respectively, from $134 million and $269 million during the same periods in 2008 largely due to the impact of foreign exchange as well as the sale of TD Canada Trust Tower in Toronto in the third quarter of 2008.

INCOME TAXES
Income taxes for the three and six months ended June 30, 2009 were $51 million and $57 million, respectively, as compared to $21 million and $30 million during the same periods in 2008. The increase is primarily attributable to the restructuring of the U.S. Office Fund during the second quarter. A change in tax jurisdiction resulted in an increased tax rate by 2.25% on the temporary differences that are within the U.S. Office Fund, which accounted for approximately $40 million of the tax expense in the current period.
OTHER
In the current period, we realized a $10 million foreign exchange gain resulting from a reduction of the net investment in one of our self-sustaining Canadian subsidiaries as a result of a special dividend paid during the quarter.
Additionally, we recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 15 of the consolidated financial statements for further details.
The transaction has been recorded on a preliminary basis using estimates of fair values of the assets and liabilities within the Fund, which are still pending finalization. Accordingly, these amounts could differ from the amounts currently presented in the consolidated financial statements. We do not expect the final gain to be materially different from that presented.
DISCONTINUED OPERATIONS
During the second quarter of 2009, the four properties that comprise our Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as we intend to exit this market through sale of the properties. As a result of this classification, these assets are carried at their estimated fair value, based on a discounted cashflow valuation, less costs to sell.
During the second quarter of 2008, two properties met the criteria to be classified as discontinued operations: TD Canada Trust Tower in Toronto and one of the RBC Plaza buildings in Minneapolis. During the first quarter of 2008, Acres House in Niagara Falls and one of the RBC Plaza buildings in Minneapolis were classified as discontinued operations. Acres House in Niagara Falls was sold during the second quarter of 2008 for cash proceeds of $3 million. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $3 million and $4 million for the three and six months ended June 30, 2008.
The following table summarizes income from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Revenue	$13	$23	$26	$46
Operating expenses	(7)	(11)	(14)	(23)

	6	12	12	23
Interest expense	(3)	(6)	(6)	(13)

Funds from operations	3	6	6	10
Depreciation and amortization	—	(3)	—	(6)

Income from discontinued operations	$3	$3	$6	$4

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 83% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$13,094	$13,147	$1,820	$1,754	$—	$—	$14,914	$14,901
Development properties	624	624	701	601	1,236	1,196	2,561	2,421
Receivables and other	582	562	92	115	252	241	926	918
Intangible assets	573	612	23	25	—	—	596	637
Restricted cash and deposits	73	112	8	2	1	2	82	116
Cash and cash equivalents	76	97	124	59	2	1	202	157
Assets related to discontinued operations	295	290	—	—	—	—	295	290

Total	$15,317	$15,444	$2,768	$2,556	$1,491	$1,440	$19,576	$19,440

Details of segmented financial information for our principal areas of business for the three months ended June 30, 2009 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$444	$453	$100	$115	$70	$132	$614	$700
Expenses	166	179	40	48	57	97	263	324

	278	274	60	67	13	35	351	376
Interest and other income	11	8	1	4	2	3	14	15

Net operating income from continuing operations	289	282	61	71	15	38	365	391
Interest expense
Commercial property debt	120	141	15	10	—	—	135	151
Capital securities — corporate	2	2	12	13	—	—	14	15
Capital securities — fund subsidiaries	—	(4)	—	—	—	—	—	(4)
General and administrative expense	5	14	21	15	—	—	26	29
Non-controlling interests
Fund subsidiaries	6	(3)	—	—	—	—	6	(3)
Other subsidiaries	—	—	3	6	—	—	3	6
Depreciation and amortization	107	118	15	16	—	—	122	134

Income before unallocated costs	49	14	(5)	11	15	38	59	63
Future income taxes							51	21
Other							(49)	—

Net income from continuing operations							$57	$42
Discontinued operations	3	—	—	3	—	—	3	3

Net income							$60	$45

Details of the segmented financial information for our principal areas of business for the six months ended June 30, 2009 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$895	$900	$193	$227	$111	$214	$1,199	$1,341
Expenses	345	351	78	95	92	161	515	607

	550	549	115	132	19	53	684	734
Interest and other income	16	16	4	6	3	6	23	28

Net operating income from continuing operations	566	565	119	138	22	59	707	762
Interest expense
Commercial property debt	248	291	19	22	—	—	267	313
Capital securities — corporate	4	4	22	26	—	—	26	30
Capital securities — fund subsidiaries	(6)	(12)	—	—	—	—	(6)	(12)
General and administrative expense	22	35	30	26	—	—	52	61
Non-controlling interests
Fund subsidiaries	13	(5)	—	—	—	—	13	(5)
Other subsidiaries	—	—	6	12	—	—	6	12
Depreciation and amortization	220	237	29	32	—	—	249	269

Income before unallocated costs	65	15	13	20	22	59	100	94
Future income taxes							57	30
Other							(49)	—

Net income from continuing operations							$92	$64
Discontinued operations	6	1	—	3	—	—	6	4

Net income							$98	$68

QUARTERLY RESULTS
The 2009, 2008 and 2007 results by quarter are as follows:

	2009		2008				2007
(Millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1(1)

Total Revenue	$619	$592	$723	$715	$716	$651	$830	$687	$705	$620

Net operating income
Commercial property operations	338	327	322	325	341	340	318	321	317	304
Residential development operations	13	6	46	45	35	18	80	43	72	42
Interest and other	14	9	23	16	15	13	12	13	10	9

	365	342	391	386	391	371	410	377	399	355
Interest expense
Commercial property debt	135	132	163	161	151	162	168	171	167	167
Capital securities — corporate	14	12	12	15	15	15	15	15	16	15
Capital securities — fund subsidiaries	—	(6)	(53)	(5)	(4)	(8)	(5)	(8)	(5)	(9)
General and administrative expense	26	26	30	27	29	32	27	23	24	29
Non-controlling interests
Fund subsidiaries	6	7	(7)	(10)	(3)	(2)	(22)	(12)	(31)	(10)
Other subsidiaries	3	3	4	4	6	6	7	6	6	4
Depreciation and amortization	122	127	148	128	134	135	134	132	132	121
Income taxes	51	6	(479)	20	21	9	4	19	28	18
Other	(49)	—	(24)	—	—	—	2	35	3	4

Net income from continuing operations	$57	$35	$597	$46	$42	$22	$80	$(4)	$59	$16
Discontinued operations(2)	3	3	(139)	128	3	1	25	7	20	37

Net income	$60	$38	$458	$174	$45	$23	$105	$3	$79	$53

Net income per share — basic
Continuing operations	$0.14	$0.09	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.16	$0.04
Discontinued operations(2)	0.01	0.01	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.20	$0.13

Net income per share — diluted
Continuing operations	$0.14	$0.09	$1.50	$0.12	$0.11	$0.06	$0.20	$(0.02)	$0.15	$0.04
Discontinued operations(2)	0.01	0.01	(0.34)	0.32	—	—	0.07	0.02	0.04	0.09

	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.19	$0.13

Funds from operations per share — diluted
Continuing operations	$0.37	$0.31	$0.48	$0.37	$0.39	$0.31	$0.45	$0.34	$0.41	$0.30
Discontinued operations(2)	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.02	0.01	0.02
	$0.38	$0.32	$0.49	$0.38	$0.40	$0.32	$0.47	$0.36	$0.42	$0.32

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	All quarters presented are net of non-controlling interests

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested in a U.S. Office Fund. This fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 31 million square feet and five development and redevelopment sites totaling three million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties'
	Number							Owned	Properties'	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder's	Owned
(Square feet in 000's)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	94.1	1,537	20	1,557	—	1,557	49.9	777	(416)	361
One New York Plaza	1	99.2	2,554	31	2,585	—	2,585	100	2,585	(1,383)	1,202
Newport Tower	1	91.7	1,059	41	1,100	—	1,100	100	1,100	(589)	511
1065 Avenue of the Americas	1	70.5	642	40	682	—	682	99	675	(361)	314
1411 Broadway	1	77.6	1,149	38	1,187	36	1,223	49.9	610	(326)	284
1460 Broadway	1	98.2	211	9	220	—	220	49.9	110	(59)	51

	6	90.8	7,152	179	7,331	36	7,367		5,857	(3,134)	2,723
Washington, DC
1200 K Street	1	97.6	366	24	390	44	434	100	434	(232)	202
1250 23rd Street	1	—	128	—	128	16	144	100	144	(77)	67
1250 Connecticut Avenue	1	79.2	163	21	184	26	210	100	210	(113)	97
1400 K Street	1	95.6	178	12	190	34	224	100	224	(120)	104
2000 L Street	1	89.6	308	75	383	—	383	100	383	(205)	178
2001 M Street	1	98.9	190	39	229	35	264	98	259	(139)	120
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(50)	43
Bethesda Crescent	3	88.9	241	27	268	68	336	100	336	(180)	156
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(99)	86
Silver Spring Metro Plaza	3	87.4	640	47	687	84	771	100	771	(413)	358
Sunrise Tech Park	4	98.2	315	1	316	—	316	100	316	(169)	147
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(119)	104
Victor Building	1	79.0	302	45	347	—	347	49.9	173	(92)	81
1550 & 1560 Wilson Blvd	2	87.0	248	35	283	76	359	100	359	(192)	167

	22	87.8	3,526	364	3,890	399	4,289		4,110	(2,200)	1,910
Houston
Allen Center
One Allen Center	1	98.6	914	79	993	—	993	100	993	(531)	462
Two Allen Center	1	98.7	987	9	996	—	996	100	996	(533)	463
Three Allen Center	1	93.6	1,173	22	1,195	—	1,195	100	1,195	(639)	556
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(678)	589
Cullen Center
Continental Center I	1	95.1	1,048	50	1,098	411	1,509	100	1,509	(807)	702
Continental Center II	1	84.0	428	21	449	81	530	100	530	(284)	246
KBR Tower	1	80.3	985	63	1,048	254	1,302	50	651	(348)	303
500 Jefferson Street	1	95.2	351	39	390	44	434	100	434	(232)	202
8 93.9 7,115 321 7,436 790 8,226 7,575 (4,052) 3,523 Los Angeles
601 Figueroa	1	75.6	1,037	2	1,039	123	1,162	100	1,162	(622)	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(944)	821
Ernst & Young Tower	1	72.9	910	335	1,245	391	1,636	100	1,636	(875)	761
Landmark Square	1	91.9	420	23	443	212	655	100	655	(350)	305
Marina Towers	2	93.0	356	25	381	87	468	50	234	(125)	109
5670 Wilshire Center	1	74.5	426	19	445	—	445	100	445	(238)	207
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(204)	177
6080 Center Drive	1	97.7	316	—	316	163	479	100	479	(256)	223
6100 Center Drive	1	94.0	294	—	294	168	462	100	462	(247)	215
701 B Street	1	84.9	523	37	560	—	560	100	560	(299)	261
707 Broadway	1	67.0	187	—	187	128	315	100	315	(168)	147
9665 Wilshire Blvd	1	89.4	171	—	171	64	235	100	235	(127)	108
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	65.9	334	2	336	141	477	100	477	(255)	222
Northpoint	1	75.9	105	—	105	45	150	100	150	(80)	70
Arden Towers at Sorrento	4	82.5	564	54	618	—	618	100	618	(330)	288
Westwood Center	1	91.0	304	25	329	—	329	100	329	(176)	153
Wachovia Center	1	85.4	486	14	500	161	661	100	661	(353)	308

	22	83.8	8,106	590	8,696	2,139	10,835		10,601	(5,669)	4,932

TOTAL COMMERCIAL	58	89.0	25,899	1,454	27,353	3,364	30,717		28,143	(15,055)	13,088

(1)	Represents the company’s consolidated interest before non-controlling interests
*	Italics — Non-managed properties

				Brookfield		Brookfield
	Number		Owned	Properties'	Other	Properties'
	of	Total	Interest	Owned	Shareholder's	Net Owned
(Square feet in 000's)	Sites	Area	%	Interest(1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(535)	465
	1	1,000		1,000	(535)	465
Houston
1500 Smith Street	1	500	100	500	(267)	233
Allen Center Clay Street	1	600	100	600	(321)	279
Five Allen Center	1	1,100	100	1,100	(587)	513

	3	2,200		2,200	(1,175)	1,025

TOTAL DEVELOPMENT	4	3,200		3,200	(1,710)	1,490
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(143)	126

TOTAL DEVELOPMENT AND REDEVELOPMENT	5	3,469		3,469	(1,853)	1,616

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 47% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006, along with a reorganization of investors’ interests in the second quarter of 2009.
At June 30, 2009, the impact of our investment in the U.S. Office Fund on our consolidated financial position and results can be summarized as follows:

		Funds from Operations
		Three months ended June 30		Six months ended June 30
(Millions)	Balance Sheet	2009	2008	2009	2008

Midtown New York, New York	$1,235	$19	$19	$38	$41
Downtown New York, New York	1,281	29	22	57	48
Washington, D.C.	1,122	23	22	45	45
Houston, Texas	1,129	27	26	54	50
Los Angeles, California	2,605	50	47	96	94

	7,372	148	136	290	278
Property management and leasing fee income	—	—	1	1	2
Development properties	254	—	—	—	—

Total book value / Net operating income	7,626	148	137	291	280
Property specific and subsidiary debt / Interest expense	(5,685)	(56)	(67)	(112)	(147)
Partner capital(1) / Interest expense and non-controlling interests	(935)	(42)	(39)	(87)	(73)

Total	1,006	50	31	92	60
Other assets (liabilities), net / Other income (expenses), net	(168)	1	2	2	5

Invested capital / Funds from operations(2)	$838	$51	$33	$94	$65

(1)	Includes both debt and equity capital invested

(2)	Fees paid by the Fund to Brookfield Properties are eliminated in consolidation. For the three and six months ended June 30, 2009, a total of $9 million and $17 million of fees, respectively, were paid to Brookfield Properties (2008 — $9 million and $17 million) which resulted in a reduction of non-controlling interests expense of $5 million and $10 million, respectively (2008 — $5 million and $10 million), representing the net fees earned from partners
The U.S. Office Fund contributed $230 million and $463 million of commercial property revenue and $148 million and $291 million of net operating income from continuing operations during the three and six months ended June 30, 2009, respectively (2008 — $227 million and $455 million, and $137 million and $280 million, respectively) as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from current properties	$194	$190	$391	$378
Straight-line rental income	7	9	15	18
Intangible amortization	29	28	57	59

Total commercial property revenue	230	227	463	455
Property operating costs	(82)	(90)	(172)	(175)

Commercial property net operating income	$148	$137	$291	$280

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at June 30, 2009:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,235	$308	$927
Downtown New York, New York	2	3,685	3,685	1,281	394	887
Washington, D.C.	22	4,289	4,110	1,122	368	754
Houston, Texas	8	8,226	7,575	1,129	240	889
Los Angeles, California	22	10,835	10,601	2,605	418	2,187
Corporate U.S. Fund debt	—	—	—	—	3,957	(3,957)

	58	30,717	28,143	$7,372	$5,685	$1,687
Office development sites	4	3,200	3,200	100	—	100
Redevelopment sites	1	269	269	154	—	154

Total	63	34,186	31,612	$7,626	$5,685	$1,941

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5.7 billion at June 30, 2009. The details are as follows:

				Brookfield Properties'
				Share (Millions)
Property	Location	Rate %	Maturity Date	Proportional(1)	Consolidated	Mortgage Details

Silver Spring Metro Plaza(2)	Washington, D.C.	6.00	July 2009	$60	$97	Non-recourse, floating rate
2401 Pennsylvania Avenue(2)	Washington, D.C.	6.00	July 2009	11	17	Non-recourse, floating rate
1250 Connecticut(2)	Washington, D.C.	6.00	July 2009	28	44	Non-recourse, floating rate
Waterview	Washington, D.C.	2.32	August 2010	3	5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April 2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April 2011	20	32	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November 2012	—	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.37	May 2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October 2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	68	109	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.32	April 2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July 2014	117	189	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	—	108	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	143	231	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	27	44	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	244	394	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	13	21	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May 2011	143	305	Non-recourse, fixed rate
U.S. Fund corporate debt	—	2.82	October 2011	1,287	3,059	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.07	October 2011	279	593	Non-recourse, floating rate

Total U.S. Office Fund		3.83		$2,672	$5,685

(1)	Reflects Brookfield Properties’ effective 47% interest

(2)	Property debt is cross-collateralized

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested in a Canadian Office Fund. This fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of over the past few years and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of June 30, 2009:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	95.0	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	93.0	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	97.8	289	10	299	72	371	25	93	(10)	83

	3	95.0	3,116	258	3,374	323	3,697		924	(101)	823

Calgary
Altius Centre	1	98.1	303	3	306	72	378	25	95	(11)	84

	1	98.1	303	3	306	72	378		95	(11)	84

Ottawa
Place de Ville I	2	98.5	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144

	6	99.4	1,708	39	1,747	1,030	2,777		694	(77)	617

Other Commercial
Canadian Western Bank, Edmonton	1	98.4	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	98.9	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	93.7	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa
300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

At June 30, 2009, the impact of our investment in the Canadian Office Fund on our consolidated financial position and results from continuing operations is summarized as follows:

		Funds from Operations
		Three months ended June 30		Six months ended June 30
(Millions)	Balance Sheet	2009	2008	2009	2008

Toronto, Ontario	$228	$6	$6	$11	$12
Calgary, Alberta	17	—	1	1	2
Ottawa, Ontario	85	2	2	4	4
Edmonton, Alberta and other	15	1	1	1	2

	345	9	10	17	20
Development properties	3	—	—	—	—

Total book value / Net operating income	348	9	10	17	20
Property specific and subsidiary debt / Interest expense	(140)	(1)	(2)	(3)	(4)

	208	8	8	14	16
Other assets (liabilities), net / Other income (expenses), net	(43)	—	—	—	—

Net investment / Funds from operations prior to fee income	165	8		14	16
Fee income	—	2	2	4	4

Invested capital / Funds from operations	$165	$10	$10	$18	$20

The Canadian Office Fund contributed $19 million and $36 million of commercial property revenue and $11 million and $21 million of net operating income from continuing operations during the three and six months ended June 30, 2009, respectively (2008 — $21 million and $42 million, and $12 million and $24 million, respectively) as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from current properties	$16	$18	$30	$35
Straight-line rental income	—	—	—	—
Intangible amortization	1	1	2	3

	17	19	32	38
Recurring fee income	2	2	4	4

Total commercial property revenue	19	21	36	42
Property operating costs	(8)	(9)	(15)	(18)

Commercial property net operating income	$11	$12	$21	$24

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at June 30, 2009:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$228	$85	$143
Calgary, Alberta	1	378	95	17	18	(1)
Ottawa, Ontario	6	2,777	694	85	20	65
Other	2	712	179	15	17	(2)

Continuing Operations	12	7,564	1,892	$345	$140	$205

Development sites
Ottawa, Ontario	1	577	144	3	—	3

Total	13	8,141	2,036	$348	$140	$208

(1)	Represents consolidated interest before non-controlling interests

Commercial property debt relating to the Canadian Office Fund totaled $140 million at June 30, 2009. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

Place de Ville I	Ottawa	7.81	November 2009	$5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	51	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	24	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	18	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	12	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July 2019	5	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	14	Non-recourse, fixed rate

Total Canadian Office Fund		6.77		$140

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with generally strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 26 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At June 30, 2009, we had a floating rate bank credit facility of $388 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to 2010. At June 30, 2009, the balances drawn on these facilities were $322 million and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to September 2009. The balance drawn on this facility as at June 30, 2009 was $104 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 35% of the company’s outstanding commercial property debt at June 30, 2009 is floating rate debt (December 31, 2008 — 45%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $42 million; $22 million net of non-controlling interests or $0.06 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $9 million on an annualized basis. As discussed in the Derivative Financial Instruments section beginning on page 50, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 64% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.7% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Bank of America/Merrill Lynch (4)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.7%	A
2	Government and Government Agencies(5)	All Markets	Various	3,156	4.9%	AAA
3	Chevron	Houston	2017	1,742	2.7%	AA
4	Wells Fargo/Wachovia	New York	2015	1,439	2.2%	AA+
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.2%	A+
6	RBC Financial Group	Five Markets	2020	1,206	1.9%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,131	1.7%	A+
8	Petro-Canada	Calgary	2028	1,015	1.6%	BBB
9	Kellogg, Brown & Root	Houston	2017	994	1.5%	Not Rated
10	JPMorgan Chase	New York/Denver/Houston/Los Angeles	2020	986	1.5%	A+
11	Goldman Sachs	New York	2012	896	1.4%	A
12	Target Corporation	Minneapolis	2023	886	1.4%	A+
13	Devon Energy	Houston	2020	862	1.3%	BBB+
14	Imperial Oil	Calgary	2016	717	1.1%	AAA
15	EnCana Corporation	Calgary/Denver	2018	707	1.1%	A-
16	Continental Airlines	Houston	2015	678	1.0%	B
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
18	Talisman Energy	Calgary	2015	539	0.8%	BBB
19	Amerada Hess Corporation	Houston	2011	478	0.7%	BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%	Not Rated

	Total			24,811	38.2%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center (“WFC”), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon notes.

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 8% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, approximately 6% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2009:

	Currently	Remainder							2016
(000’s Sq. Ft.)	Available	2009	2010	2011	2012	2013	2014	2015	& Beyond	Subtotal	Parking	Total

Midtown, New York	212	90	213	66	17	628	155	92	2,965	4,438	—	4,438
Downtown, New York	245	59	334	662	435	4,761	421	2,172	4,630	13,719	281	14,000
Boston	253	15	149	454	48	32	32	3	1,004	1,990	276	2,266
Washington, D.C.	476	282	264	201	624	418	1,240	313	1,801	5,619	970	6,589
Los Angeles	727	46	205	317	986	187	421	234	1,407	4,530	1,156	5,686
Houston	503	40	295	784	1,103	770	389	906	3,490	8,280	838	9,118
Toronto	233	82	536	522	763	1,466	288	744	2,984	7,618	1,519	9,137
Calgary	10	20	181	680	461	502	150	1,181	2,496	5,681	1,023	6,704
Ottawa	9	14	9	9	13	1,135	9	543	6	1,747	1,030	2,777
Denver	46	34	85	97	88	152	133	60	632	1,327	503	1,830
Minneapolis	197	39	62	42	196	195	184	142	1,473	2,530	521	3,051
Other	29	31	155	142	90	105	43	142	516	1,253	385	1,638

Total Managed	2,940	752	2,488	3,796	4,824	10,351	3,465	6,532	23,404	58,732	8,502	67,234

Midtown, New York	471	168	182	246	432	123	91	252	304	2,089	36	2,125
Los Angeles	682	120	618	551	475	707	412	174	427	4,166	983	5,149

Total Non-Managed	1,153	288	800	797	907	830	503	426	731	6,255	1,019	7,274

Total	4,093	1,040	3,288	4,593	5,731	11,181	3,968	6,958	24,135	64,987	9,521	74,508
	6.3%	1.6%	5.1%	7.1%	8.8%	17.2%	6.1%	10.7%	37.1%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
Taking into account the current state of the economy, 2009 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation, a wholly-owned captive insurance company. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2009, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.
Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 20% of our assets and 25% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At June 30, 2009, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2009 and/or 2008, we used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and
•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan.
We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at June 30, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

June 30, 2009	—	—	—	—	—	Capital securities - corporate	C$950M
December 31, 2008	—	—	—	—	—	Capital securities - corporate	C$750M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at June 30, 2009:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

June 30, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(3)	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 — nine years) as the hedged interest payments occur.
At June 30, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At June 30, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at June 30, 2009 was nil.
At June 30, 2009, we had a total return swap under which we receive the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $8 million at June 30, 2009 (December 31, 2008 — $9 million loss) based on the market price of the underlying shares at that date. As at June 30, 2009, gains of nil in connection with the swap have been recorded in general and administrative expense (June 30, 2008 — nil).
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART VI — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. We adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, we have adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. Consequently, IFRS will be applicable for interim and annual financial statements relating to the fiscal periods beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts we report for the year ended December 31, 2010. We are in the process of assessing the impact of adoption of IFRS and continue to monitor and assess the impact of the convergence of Canadian GAAP and IFRS as new standard changes are introduced over the transitional period.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.
Impairment of Assets
We review our long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, a n impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods, as well as the selection of discount and capitalization rates.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At June 30, 2009, we had approximately $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at June 30, 2009 was nil. Interest expense related to this indebtedness, totaled $0.5 million and $1 million for the three and six months ended June 30, 2009, respectively, compared to nil and nil for the same periods in 2008. Included in rental revenues are amounts received from BAM, and its affiliates for the rental of office premises of $0.4 million and $0.8 million for the three and six months ended June 30, 2009, respectively (2008 — $0.7 million and $1.2 million, respectively). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the quarter ended June 30, 2009 was nil.
Bryan K. Davis
Senior Vice President and Chief Financial Officer
July 29, 2009

DISTRIBUTIONS
Distributions paid by the company during the first and second quarters of 2009 and the year ended 2008 are as follows:

		Three months ended	Three months ended	Year ended
	Currency	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008

Common shares	C$	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1053	0.1458	0.8776
Class AAA Series E preferred shares	C$	0.1007	0.1275	0.8457
Class AAA Series F preferred shares	C$	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	1.3000